Exhibit 99.3

Pediment Board Approves Budget and Schedule for
Final Feasibility Study at San Antonio Gold

Vancouver, BC, September 21, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) (“Pediment” or “the Company”) is pleased to announce that its Board of Directors has approved a budget, plan and schedule for advancing the San Antonio Gold Project located in Baja California Sur, Mexico through to final feasibility.

The implementation plan and budget are designed to bring San Antonio to a feasibility stage by December, 2011. Plans, costs and schedules will be updated and modified as new information becomes available and as studies are completed and recommendations are reviewed. If the work can be completed as outlined and continues to indicate an economic project then the Company anticipates that detailed engineering, procurement and construction activities could conceivably begin in early 2012.

To view both the implementation plan and the budget in a two page document, please see http://www.pedimentgold.com/i/pdf/ImplementationPlanandBudget.pdf.

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. (“AMEC”) completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Pediment Gold Corp.

Per:

Gary Freeman

President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding a budget and implementation plan for the final feasibility study for the Company’s San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

 THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.